

Mail Stop 4628

September 21, 2016

William Pate
Chief Executive Officer
Par Pacific Holdings, Inc.
One Memorial City Plaza
800 Gessner Road, Suite 875
Houston, TX 77024

>   **Re: Par Pacific Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 2, 2016**
>   **File No. 333-213471**

Dear Mr. Pate:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 13

1.   It appears that you have entered into financing arrangements with certain affiliates of Highbridge Capital Management, LLC and you have previously paid fees to these entities. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by Highbridge Capital Management, LLC, the entity identified as the trading manager of two of the selling shareholders, or explain to us why you do not believe this disclosure is required. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Exhibits Index

2. Please revise to file or incorporate by reference the indenture related to the 5% convertible notes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

William Pate
Par Pacific Holdings, Inc.
September 21, 2016
Page 3

You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: E. James Cowen, Esq.
Porter Hedges LLP